SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

Omniture, Inc.

(Name of Subject Company)

Omniture, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68212S109

(CUSIP Number of Class of Securities)

Shawn J. Lindquist

Chief Legal Officer

Omniture, Inc.

550 East Timpanogos Circle

Orem, Utah 84097

(801) 722-7000

(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Patrick J. Schultheis, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue, Suite 5100 Seattle, WA 98104 (206) 883-2500	Martin W. Korman, Esq. Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-6811

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of an email from Chris Harrington, President, Worldwide Sales and Client Services of Omniture, Inc. to the customers of Omniture, Inc.

Omniture Customer–

As you may have heard, last week Omniture announced that it has agreed to be acquired by Adobe Systems.

In this email, I’ll explain how this acquisition will benefit you, what you can expect while the acquisition is being completed and provide you with answers to frequently asked questions about the Adobe-Omniture combination.

I want to assure you that you can expect “business as usual” during the coming months. If you have any questions or concerns, please contact your Omniture Account Executive.

Regards,

Chris Harrington
President, Worldwide Sales and Client Services

Benefits to Omniture Customers

Adobe’s acquisition of Omniture is expected to provide three principal benefits to Omniture customers:

1.               Larger Set of Integrated Products

2.               Expanded Partner Network

3.               Broader Global Sales and Service

Here is a summary of information about each of these anticipated benefits:

1.               Larger Set of Integrated Products

Over the last 13 years, Omniture has helped customers increase their revenue and competitive advantage by measuring and optimizing every digital interaction. Similarly, Adobe has built one of the most recognized software brands and a highly respected, ubiquitous portfolio of software products for digital content creation and playback.

By combining our technologies with Adobe’s, Omniture will be able to more quickly deliver solutions for online business optimization and “complete the loop” of content creation, delivery and optimization. These improved solutions will enable Omniture customers to provide more effective online content and experiences to their customers.

2.               Expanded Partner Network

Both Omniture and Adobe have each built valuable partner networks that include resellers, agencies, software companies, professional services providers and developers. In fact, Adobe and Omniture share many of the same partners.

By leveraging our joint resources, we can invest more in robust, strategic relationships with our combined partner network, create better continuity in direction, and accelerate completion of integration roadmaps with our partners. Our customers will directly benefit from the broader, more integrated services delivered by this stronger partner community.

3.               Broader Global Sales and Service

While a significant portion of Omniture’s customers are in EMEA, APAC, and Japan, Adobe has a much larger share of customers in these geographies and has already developed global product, sales, and service infrastructure to support this large base of customers. Now, Omniture will have the ability to leverage Adobe’s global infrastructure to provide a higher level of service to customers operating in these geographic areas.

Expect “Business As Usual” With Omniture Until The Acquisition Is Completed

This means that there will be no changes in how you interact with Omniture through the close of the acquisition. Specifically, Omniture will continue to:

•                  Provide the best products, the highest level of support, and expert consulting services

•                  Offer training programs on all elements of the Omniture Online Marketing Suite

•                  Work with our customers to help them measure and optimize their online business

•                  Deliver the same high level of service and support from Omniture account managers

Additionally, this acquisition announcement does not change any of Omniture’s pricing policies, business practices, or contractual obligations to our customers. There is no change in Omniture’s support policy or agreed upon service levels to customers as a result of this announcement.

Adobe intends to honor the terms and conditions of existing Omniture contracts for all existing customers after the closing. Technical support will continue to be governed by the terms of the Omniture service agreements until the current support term expires. Additional information on any changes to support contracts as a result of Adobe’s business policies will be communicated promptly to all customers after the close of the transaction.

Acquisition FAQs

Q: What are Adobe’s plans for Omniture after the transaction closes?
A: Adobe and Omniture view this as a strategic transaction that will accelerate the creation of a digital content delivery and optimization platform in the industry. Adobe intends to grow and invest in Omniture’s web analytics and online business optimization products and better integrate with Adobe’s products for content creation and delivery.

After the transaction closes, Omniture will be a separate business unit of Adobe. Josh James, CEO and Co-founder of Omniture, will join Adobe as SVP responsible for the Omniture business unit, reporting directly to Shantanu Narayen, CEO of Adobe.

Q: How does this announcement impact on-going development of Omniture’s solutions?
A: Until the closing of the acquisition, Omniture and Adobe remain separate companies. Omniture intends to continue to deliver enhancements and improvements to its products as currently planned. After the closing, Omniture and Adobe plan to provide continuity in the roadmap and product direction. Adobe intends to continue to invest in, sell and support Omniture products and technology for online business optimization.

Q: My business uses both Omniture and Adobe products. What’s the strategy to integrate these products?
A: Omniture and Adobe have been partners for several years prior to this announcement. In fact, Omniture currently offers an integration between Omniture SiteCatalyst and Adobe Flash for analytics. While the parties cannot implement any integration until the transaction closes, product teams from both organizations will start to engage in integration planning over the next several weeks so that the companies can provide more specific guidance to customers post-closing regarding integration between Omniture and Adobe products.

Q: I am currently participating in a beta program for an Omniture product. Does this announcement impact the beta program?
A: There is no change in Omniture’s commitment to innovate and invest in its products, and this transaction ultimately will only enhance our ability to do so. All beta programs for upcoming releases will continue to run as planned. Above all, Omniture values customer feedback as critical to ensuring that Omniture’s products and services align with market expectations. Please continue to engage with Omniture product teams and provide your feedback on upcoming product releases.

Q: Can I still purchase Omniture products? Should Omniture customers continue to contact their Omniture sales representative?
A: Absolutely! Until the closing of the transaction, Omniture continues to operate as an independent company. After the transaction closes, Adobe intends to continue to invest in Omniture products and services as a separate business unit. Customers are encouraged to continue working with their Omniture sales representatives.

Q: Where can I find more information about Adobe’s acquisition of Omniture?
A: You can read Omniture’s press release at http://www.omniture.com/press/777. You may also visit Adobe’s web site at http://www.adobe.com/aboutadobe/invrelations/adobeandomniture.html.

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Omniture’s common stock will only be made pursuant to a tender offer statement on schedule TO, including an offer to purchase and other related materials that Snowbird Acquisition Corporation, a wholly-owned subsidiary of Adobe Systems Incorporated, intends to file with the Securities and Exchange Commission.

In addition, Omniture will file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, Omniture stockholders will be able to obtain the tender statement on schedule TO, the offer to purchase, the Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the offer, free of charge at the website of the Securities and Exchange Commission at www.sec.gov from the information agent and dealer manager named in the tender offer materials or from Snowbird Acquisition Corporation.

Omniture’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer.